Exhibit 10.1
August 21, 2005
David R. Guyer, M.D.
Dear David:
     This letter is to confirm our understanding with respect to your continued employment with (OSI) Eyetech, Inc., formerly known as Eyetech Pharmaceuticals, Inc. (the “Company”), following the consummation of the merger described in the Agreement and Plan of Merger (“Merger Agreement”) among OSI Pharmaceuticals, Inc. (the “Parent”), Merger Sub and Eyetech Pharmaceuticals, Inc., and your future employment with Parent. If the Merger Agreement is terminated in accordance with its terms, this Agreement shall immediately terminate. You acknowledge and understand that upon the consummation of the merger, the Company will be a wholly-owned subsidiary of Parent.
     1. Employment. The Company will continue to employ you, and you agree to continue to be employed by the Company, in your current position as Chief Executive Officer. In addition, you agree to serve as an Executive Vice President of Parent. At a mutually agreeable time, you and Parent will discuss a transition to an arrangement whereby you become a consultant to Parent and a member of the Board of Directors of Parent (the “Board”) rather than an employee as described herein.
     2. Compensation.
     (a) Base Salary. The Company will continue to pay you as your compensation for your services and agreements hereunder a base salary payable at the bi-weekly rate of $20,192.31, which annualized is $525,000 per year (the “Base Salary”), less any amounts required to be withheld under applicable law.
     (b) Incentive Bonus.
          (i) If the effective date of the merger contemplated by the Merger Agreement (the “Effective Date”) occurs on or prior to November 30, 2005, you will be eligible to receive a pro-rated bonus for calendar year 2005 (prorated on a monthly basis) based upon the Company’s current bonus program which will be paid at the end of December 2005 or early January 2006.
          (ii) If the Effective Date occurs after December 1, 2005, you will be eligible to receive the full portion of your bonus based upon the Company’s current bonus program for calendar year 2005, which will be paid at a reasonable time after the Effective Date; provided that the Company has not already paid you such bonus for calendar year 2005.

          (iii) Beginning in calendar year 2006, you will be eligible to participate in the Parent’s annual performance-based incentive bonus plan as approved by the Board solely in its discretion. If you received a pro-rated bonus for calendar year 2005, any bonus for calendar year 2006 will also include a pro-rated amount, based upon the amount of the 2006 bonus, for that period of time in 2005 for which a bonus was not paid.
     (c) Equity Compensation. On the first day of the first month after the Effective Date, you shall be granted stock options to purchase 100,000 shares of the Parent’s common stock, at an exercise price equal to the closing price per share of the Parent’s common stock on the date of grant as reported on NASDAQ®, and in accordance with the provisions of the Parent’s Amended and Restated Stock Incentive Plan. One quarter of the options shall be exercisable on the first anniversary of the grant and the remaining three-quarters of the options shall become exercisable ratably on a monthly basis for the succeeding 36 months after such first anniversary.
     (d) Benefits. You shall be entitled to participate in employee benefit plans which the Parent provides or may establish for the benefit of its employees and the employees of its subsidiaries (including the Company after the Effective Date) in positions at a level comparable to you. In addition, as set forth in the Merger Agreement, you may continue to participate in certain Company benefit plans until the end of the plan year, and then transfer to the applicable Parent plans.
     (e) Retention Bonus. If you remain employed by the Company on the date that is fifteen (15) months after the Effective Date, you shall receive a retention bonus of $125,000 at that time.
     3. Termination of Existing Employment Agreement. You acknowledge and agree that immediately after the Effective Date, your Employment Agreement with the Company dated April 12, 2000, as amended August 25, 2003 (the “Employment Agreement”), shall terminate and be of no further force or effect and you shall no longer be entitled to any payments or benefits thereunder, other than as expressly provided in this Section 3 or in Section 4 below.
     BY ACCEPTING THE OFFER OF EMPLOYMENT EVIDENCED HEREBY, YOU SPECIFICALLY ACKNOWLEDGE AND AGREE THAT YOU WILL NOT MAKE ANY CLAIM FOR SEVERANCE BASED ON YOUR TERMINATING YOUR EMPLOYMENT WITH THE COMPANY FOR GOOD REASON (AS SUCH TERM IS DEFINED IN THE EMPLOYMENT AGREEMENT), PROVIDED THAT YOU RETAIN THE RIGHT TO MAKE A CLAIM UNDER CLAUSE (iii) OF SUCH DEFINITION, AT ANY TIME PRIOR TO THE EFFECTIVE DATE OR DURING THE PERIOD TWELVE (12) MONTHS AFTER THE EFFECTIVE DATE.
     4. Severance Compensation.
     (a) For purposes of this Agreement, “Cause” shall be defined as, (i) an intentional action or intentional failure to act by you which was performed in bad faith and to the material detriment of the Company; (ii) you intentionally refuse or intentionally fail to act in accordance with any lawful and proper direction or order of the Board of Directors of the Company or the Parent; (iii) you willfully and habitually neglect the duties of your employment; or (iv) you are

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convicted of a felony crime involving moral turpitude; provided, however, that in the event that any of the foregoing events under clauses (i), (ii), (iii) or (iv) above is capable of being cured, the Company shall provide written notice to you describing the nature of such event and you shall thereafter have ten (10) business days to cure such event.
     (b) In the event that your employment hereunder is terminated by the Company without “Cause” during the period beginning on the Effective Date and ending twelve (12) months after the Effective Date, in exchange for your execution of a general release of all claims against the Company and the Parent as set forth below, the Company will provide the following, subject to Section 5(d):
          (i) within fifteen (15) days of such termination, one lump sum payment equivalent to twenty-four (24) months of your then Base Salary, less applicable state and federal withholdings; and
          (ii) for a period of eighteen (18) months (or until comparable benefits coverage becomes available to you, if sooner), the Company shall reimburse you (or pay you directly at the Company’s option) the costs associated with the continuation of you and your dependents’ medical and dental benefits under COBRA as in effect immediately prior to the termination of your employment.
     (c) Release. You agree to execute a general release of all claims against the Company and the Parent and their employees, officers, directors and agents in a form reasonably acceptable to the Company and Parent.
     (d) “Key Employee” Status. Section 409(A) of the Internal Revenue Code of 1986, as amended (the “Code”) provides for significant tax penalties for employees who are deemed to be “key employees” under Section 416(i) of the Code. Such a finding could result in significant additional taxes being owed by you if you receive payments within six (6) months of the termination of your employment with the Company. In order to avoid this potential issue, if you are deemed to be a key employee, the Company will make the payments due under Section 5(b) as follows:
          (i) on the first day of the seventh (7th) month following the date your employment with the Company is terminated, you will receive twenty-four (24) months of your Base Salary, less applicable state and federal withholdings (instead of receiving such payment within fifteen (15) days) and the Company will reimburse you for amounts that you paid for COBRA coverage during the preceding six (6) months; and
          (ii) thereafter, the Company will either directly pay the COBRA premiums or reimburse you for your monthly premiums on the first day of each month for the next twelve (12) months.
     (e) Golden Parachute Taxes. Notwithstanding anything contained in this letter agreement to the contrary, to the extent that payments and benefits provided to you under this letter agreement and benefits provided to you, or for your benefit, under any other Company plan or agreement (such payments or benefits are collectively referred to as the “Payments”) would be subject to the excise tax (the “Excise Tax”) imposed under Section 4999 of the Internal Revenue

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Code of 1986, as amended (the “Code”), the Payments shall be reduced (but not below zero) to the extent necessary so that no Payment to be made or benefit to be provided to you shall be subject to the Excise Tax, but only if, by reason of such reduction, the net after-tax benefit you receive shall exceed the net after-tax benefit you receive if no such reduction was made. For purposes of this Section 4(e), “net after-tax benefit” shall mean (a) the Payments which you receive or then entitled to receive from the Company that would constitute “parachute payments” within the meaning of Section 280G of the Code, less (b) the amount of all federal, state and local income taxes payable with respect to the foregoing calculated at the maximum marginal income tax rate for each year in which the foregoing shall be paid to you (based on the rate in effect for such year as set forth in the Code as in effect at the time of the first payment of the foregoing), less (c) the amount of excise taxes imposed with respect to the payments and benefits described in (a) above by Section 4999 of the Code. The foregoing determination will be made by a nationally recognized accounting firm (the “Accounting Firm”) selected by the Company (which may be, but will not be required to be, the Company’s independent auditors). The Company will direct the Accounting Firm to submit its determination and detailed supporting calculations to both you and the Company within fifteen (15) days after the date of termination of your employment. If the Accounting Firm determines that such reduction is required by this Section 4(e), you, in your sole and absolute discretion, may determine which Payments shall be reduced to the extent necessary so that no portion thereof shall be subject to the excise tax imposed by Section 4999 of the Code, and the Company shall pay such reduced amount to you. The fees and expenses of the Accounting Firm for its services in connection with the determinations and calculations contemplated by this Section 4 (e) will be borne by the Company.
     5. Employment Covenants. You agree to execute and abide by the terms of the Employment Covenants Agreement attached hereto and made a part hereof.
     6. Representations/Warranties. You hereby represent and warrant to the Company and the Parent that you have no commitments or obligations inconsistent with this letter agreement.
     7. Governing Law. This letter agreement and the rights and obligations of the parties hereunder will be construed in accordance with and governed by the laws of the State of New York, without giving effect to the conflict of law principles thereof.
     If the foregoing accurately sets forth our agreement, please so indicate by signing and returning to us the enclosed copy of this letter.

Very truly yours, OSI PHARMACEUTICALS, INC.
By:	/s/ Barbara A. Wood
Barbara A. Wood, Esq.
Vice President and General Counsel

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Accepted and Approved:

/s/ David R. Guyer	August 21, 2005

David R. Guyer, M.D.	Date

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Employment Covenants
Dear Employee:
     This letter is to confirm our understanding with respect to (i) your agreement to protect and preserve information and property which is confidential and proprietary to OSI Pharmaceuticals, Inc. (“OSIP”), or any present or future parent, subsidiary or affiliate of OSIP (collectively, “OSI”), (ii) your agreement with respect to the ownership of inventions, ideas, copyrights and patents which may be used in the business of OSI and (iii) your agreement not to solicit employees or customers of OSI (the terms and conditions agreed to in this letter are hereinafter referred to as the “Agreement”). In consideration of the mutual promises and covenants contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby mutually acknowledged, we have agreed as follows:
     1. Protected Information.
     (a) Treatment of Confidential Information. You will at all times, both during the period while you are employed by OSI and after the termination of your employment with OSI for any reason or for no reason, maintain in confidence and will not, without the prior written consent of OSI, use, disclose or give to others, directly or indirectly, any Confidential Information, except as required in the course of performance of your duties for OSI or by court order. In the event you are questioned by anyone not employed by OSI (including government agency personnel) or by an employee of or consultant to OSI not authorized to receive Confidential Information, in regard to any Confidential Information, or concerning any fact or circumstance relating thereto, you will promptly notify OSI. Upon the termination of your employment with OSI for any reason or for no reason, or if OSI otherwise requests, you will return to OSI all tangible Confidential Information and copies thereof (regardless how such Confidential Information or copies are maintained). All Confidential Information shall be the sole property of OSI and its assigns. You hereby assign to OSI any right you may have or acquire in such Confidential Information. The terms of this Section 1 are in addition to, and not in lieu of, any statutory or other contractual or legal obligation that you may have relating to the protection of Confidential Information.
     (b) Definition of Confidential Information. For purposes of this Agreement, “Confidential Information” means confidential and proprietary information of OSI, whether in written, oral, electronic or other form, including, without limitation, systems, processes, formulae, data, functional specifications, computer software, programs and displays, know-how, improvements, discoveries, inventions, developments, designs, techniques, marketing plans, strategies, forecasts, new and proposed products and technologies, unpublished financial statements and financial information, business plans, budgets, projections, licenses, prices, costs, training methods and materials, sales prospects, and customer, supplier, manufacturer, collaborator, partner and client lists and any and all intellectual properties, including any scientific, technical or trade secrets of OSI or of any third party provided to you or OSI under a condition of confidentiality, provided that Confidential Information will not include information that is in the public domain other than through any fault or act by you.
     2. Ownership of Ideas, Copyrights and Patents.
     (a) Property of OSI.
     (i) All ideas, discoveries, creations, manuscripts and properties, innovations, improvements, know-how, inventions, designs, developments, apparatus, techniques, methods, biological processes, cell lines, laboratory notebooks and formulae (collectively, the “Inventions”) which may be used in the current or planned business of OSI or which in any way relates to such business, whether patentable, copyrightable or not, which you may conceive, reduce to practice or develop while you are employed by OSI (and, if based on or related to any Confidential Information, within two (2) years after termination of such employment for any reason or for no reason), alone or in conjunction with another or others, whether during or out of regular business hours, whether or not on OSI’s premises or with the use of its equipment, and whether at the request or upon the suggestion of OSI or otherwise, will be the sole and exclusive property of OSI, and that you will not publish any of the Inventions without the prior written consent of OSI. You agree that you will promptly disclose to OSI all of the foregoing and you hereby assign to OSI all of your right, title and interest in and to all of the foregoing.
     (ii) Without limiting the terms of Section 2(a)(i), you also acknowledge that all original works of authorship which are made by you (solely or jointly with others) within the scope of your employment or which relate to the business of OSI, including, without limitation, marketing and/or business plans, and which are protectable by copyright are “works made for hire” pursuant to the United States Copyright Act (17 U.S.C. Section 101) and will be the sole and exclusive property of OSI. You agree that you will promptly disclose to OSI all of the foregoing and you hereby assign to OSI all of your right, title and interest in and to all of the foregoing.

     (iii) You represent that, to the best of your knowledge and belief, none of the Inventions and works made for hire set forth in Sections 2(a)(i) and (ii), will violate or infringe upon any right, patent, copyright, trademark or right of privacy, or constitute libel or slander against or violate any other rights of any person, firm or corporation, and that you will use your best efforts to prevent any such violation.
     (b) Cooperation. At any time during your employment with OSI or after the termination of your employment with OSI for any reason or for no reason, you will cooperate fully with OSI and its attorneys and agents in the preparation and filing of all papers and other documents as may be required to perfect OSI’s rights in and to any of such Inventions, including, without limitation, joining in any proceeding to obtain letters patent, copyrights, trademarks or other legal rights with respect to any such Inventions in the United States and in any and all other countries, provided that OSI will bear the expense of such proceedings, and that any patent or other legal right so issued to you personally will be assigned by you to OSI without charge by you.
     (c) Licensing and Use of Inventions. With respect to any Inventions, and work of any similar nature (from any source), whenever created, which you have not prepared or originated in the performance of your employment, but which you provide to OSI or incorporate in any OSI product or system, you hereby grant to OSI a royalty-free, fully paid-up, non-exclusive, perpetual and irrevocable license throughout the world to use, modify, create derivative works from, disclose, publish, translate, reproduce, deliver, perform, dispose of, and to authorize others so to do, all such Inventions. You will not include in any Inventions you deliver to OSI or use on its behalf, without the prior written approval of OSI, any material which is or will be patented, copyrighted or trademarked by you or others unless you provide OSI with the written permission of the holder of any patent, copyright or trademark owner for OSI to use such material in a manner consistent with then-current OSI policy.
     (d) Other Inventions. Listed on Exhibit A to this Agreement are any and all Inventions in which you claim or intend to claim any right, title and interest (collectively, “Other Inventions”), including, without limitation, patent, copyright and trademark interests, which to the best of your knowledge will be or may be delivered to OSI in the course of your employment, or incorporated into any OSI product or system. You acknowledge that your obligation to disclose Other Inventions is ongoing while you are employed hereunder.
     3. Prohibited Activities.
     (a) Certain Acknowledgements and Agreements.
     (i) We have discussed, and you recognize and acknowledge the competitive and proprietary aspects of the business of OSI.

     (ii) You acknowledge that your employment by OSI creates a relationship of confidence and trust between OSI and you with respect to certain information relating to the business and affairs of OSI or applicable to the business of any client, customer, consultant, partner, external collaborator or service provider of OSI, which may be made known to you by OSI or by any client, customer, consultant, partner, external collaborator or service provider of OSI, or learned by you during the period of your affiliation with OSI.
     (iii) You further acknowledge that, while you are employed with OSI, OSI will furnish, disclose or make available to you Confidential Information (as defined in Section 1(b) above related to the business of OSI (whether or not the information has commercial value to OSI’s business). You also acknowledge that such Confidential Information has been developed and will be developed by OSI through the expenditure by OSI of substantial time, effort and money and that all such Confidential Information could be used by you to compete with OSI. You also acknowledge that if you become employed or affiliated with any competitor of OSI, it is possible that you would disclose Confidential Information to such competitor and would use Confidential Information, knowingly or unknowingly, on behalf of such competitor.
     (b) Covenants. While you are employed by OSI and for a period of one (1) year following the termination of your employment with OSI for any reason or for no reason, you will not, without the prior written consent of OSI:
     (i) Engage, directly or indirectly, for your benefit or the benefit of others, in any activity or employment in the performance of which any Confidential Information obtained during the course of your employment would, by necessity, need to be disclosed by you in order to engage in any such activity or employment. This covenant shall not be construed to limit in any way your obligation not to use or disclose Confidential Information as set forth in Section 1 above.
     (ii) Either individually or on behalf of or through any third party, directly or indirectly, solicit, divert or appropriate or attempt to solicit, divert or appropriate, any customers of OSI or any prospective customers with respect to which OSI has developed or made a sales presentation (or similar offering of services) for the purpose of directly competing with OSI with respect to OSI’s “principal marketed products” (i.e., those products which are in the first or second detail position); or
     (iii) Either individually or on behalf of or through any third party, directly or indirectly, (A) solicit, entice or persuade or attempt to solicit, entice or persuade any employees of or consultants to OSI to leave the service of OSI for any reason, or (B) employ, cause to be employed, or solicit the employment of, any employees of or consultants to OSI while any such person is providing services to OSI; or
     (iv) Either individually or on behalf of or through any third party, directly or indirectly, interfere with, or attempt to interfere with, the relations between OSI and any manufacturer or supplier to or customer of OSI.
     (c) Reasonableness of Restrictions. You understand that the provisions set forth in Section 3(b) are not meant to prevent you from earning a living or fostering your career. They are intended, however, to prevent competitors of OSI from gaining an unfair advantage from your knowledge of Confidential Information. You understand that, by making any other employer aware of the provisions set forth in this Section 3, that employer can take such action as to avoid your breach of this Section 3.
4. Records. Upon termination of your employment with OSI for any reason or for no reason and at any other time requested by OSI, you will deliver to OSI any property of OSI which may be in your possession, including products, materials, memoranda, notes, records, reports, or other documents or photocopies of the same.
     5. Termination of Agreement and Survival of Obligations.
     (a) Termination. This Agreement shall terminate upon the termination of your employment with OSI for any reason or for no reason.
     (b) Survival. Your acknowledgements, agreements and obligations set forth in Sections 1 through 6 of this Agreement will survive the termination of this Agreement and the termination of your employment with OSI for any reason or for no reason.
     6. Miscellaneous.
     (a) Injunctive Relief. You hereby expressly acknowledge that any breach or threatened breach of any of the terms and/or conditions set forth in Sections 1 through 4 of this Agreement will result in substantial, continuing and irreparable injury to OSI. Therefore, in addition to any other remedy that may be available to OSI, OSI will be entitled to injunctive or other equitable relief by a court of appropriate jurisdiction in the event of any breach or threatened breach of the terms of Sections 1 through 4 of this Agreement. The period during which the covenants contained in Section 3 will apply will be extended by any periods during which you are found by a court to have been in violation of such covenants.
     (b) Entire Agreement. This Agreement embodies the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings relating to the subject matter hereof.

     (c) Governing Law. This Agreement and the rights and obligations of the parties hereunder will be construed in accordance with and governed by the law of the State of New York, without giving effect to the conflict of law principles thereof.
     (d) Assignment. OSI may assign its rights and obligations hereunder, including, without limitation, those with respect to Sections 1 through 6 of this Agreement to any person or entity that succeeds to all or substantially all of OSI’s business or that aspect of OSI’s business in which you are principally involved. You may not assign your rights and obligations under this Agreement without the prior written consent of OSI and any such attempted assignment by you without the prior written consent of OSI will be void.
     (e) Benefit. All statements, representations, warranties, covenants and agreements in this Agreement will be binding on the parties hereto and will inure to the benefit of the respective successors and permitted assigns of each party hereto.
     (f) Modifications and Amendments. The terms and provisions of this Agreement may be modified or amended only by written agreement executed by the parties hereto.
     (g) Severability. The parties intend this Agreement to be enforced as written. However, (a) if any portion or provision of this Agreement is to any extent declared illegal or unenforceable by a duly authorized court having jurisdiction, then the remainder of this Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, will not be affected thereby, and each portion and provision of this Agreement will be valid and enforceable to the fullest extent permitted by law and (b) if any provision, or part thereof, is held to be unenforceable because of the duration of such provision or the geographic area covered thereby, the court making such determination will have the power to reduce the duration and/or geographic area of such provision, and/or to delete specific words and phrases (“blue-pencilling”), and in its reduced or blue-pencilled form such provision will then be enforceable and will be enforced.

     If the foregoing accurately sets forth our agreement, please so indicate by signing and returning to us the enclosed copy of this Agreement.

Very truly yours, OSI Pharmaceuticals, Inc.
By:	/s/ Barbara A. Wood
Barbara A. Wood, Esq.
Vice President and General Counsel

Accepted and Approved:

/s/ David R. Guyer	August 21, 2005

David R. Guyer, M.D.	Date

EXHIBIT A
OTHER INVENTIONS